Exhibit 99.1

KE Holdings Inc. Releases 2024 Environmental, Social and Governance Report

Beijing, China, April 17, 2025 (GLOBE NEWSWIRE) -- KE Holdings Inc. (“Beike” or the “Company”) (NYSE: BEKE; HKEX: 2423), a leading integrated online and offline platform for housing transactions and services, today released its 2024 Environmental, Social and Governance report (the “2024 ESG Report”), highlighting Beike’s ongoing efforts to improve ESG strategy, enhance residential service experiences, empower industry participants, and contribute to a sustainable future for the value chain, all underpinned by its mission of “admirable service, joyful living.”

Mr. Stanley Yongdong Peng, Co-founder, Chairman of the Board, and Chief Executive Officer of Beike, commented, “In this era of new residential services, AI, and humanism, our unwavering focus remains on people. The trust and satisfaction of consumers, service providers, employees, and partners reaffirm our value and purpose. By nurturing a virtuous cycle of collaboration, we are building a healthier ecosystem that drives sustainable, long-term development and progress.”

Beike’s 2024 ESG Report outlines the Company’s performance and key initiatives concerning corporate governance, efforts to drive industry progress, talent development, and ecosystem sustainability. The detailed disclosures reflect Beike’s efforts to create shared value and positively influence its stakeholders.

Highlights of Beike’s 2024 ESG Achievements:

Robust Corporate Governance

Beike remains committed to fostering a fair and transparent business environment while enhancing information security to support sustainable growth. To reinforce these efforts, the Company has incorporated sustainability goals into the performance evaluations of its senior management, encouraging long-term ESG advancement. Furthermore, in 2024, Beike conducted a double materiality assessment to identify the most material ESG issues from financial and impact materiality perspective, which serve as a foundation for shaping its Sustainable Development Strategy.

Service Quality Improvement

Beike continues to foster a virtuous cycle of quality service and customer satisfaction, continuously elevating its service commitments to meet the evolving consumer needs. In 2024, the Company introduced the “3+3” platform-wide service commitments for housing transactions – an initiative adopted across brokerage brands on the platform. Additionally, Beike established a RMB100 million compensation fund to protect consumer rights and enhance the operational security for service providers.

Professional Development for Service Providers

Beike is dedicated to supporting the professional development of service providers through a range of tailored training programs that enhance their expertise and empower more fulfilling career paths. Notably, in 2024, the training sessions covered 100% of real estate agents at Beijing Lianjia, with each agent receiving an average of over 109 hours of training. The Company also continued to promote the Erudite Examination to reinforce training effectiveness, expanding its scope to new businesses such as home renovation and furnishing, and home rental services. By the end of 2024, the Erudite Examination for agents has been held 25 times, accumulating nearly 3.2 million times of participation.

Empowering Services with Technology

Beike actively applies advanced technologies and digital solutions to deliver more efficient, convenient, and high-quality experiences for both consumers and service providers. For instance, the Company developed the “Beike Immersion” intelligent solution for home renovation and furnishing services. It supports standardized and automatic guidance for construction site inspections, improving the project quality control and enhancing customer experience. Beike also introduced smart technologies in home rental services, such as the Elderly Guardian program in Beijing and Shanghai, which uses smart devices to monitor the safety of elderly residents and respond promptly to incidents like falls or other emergencies.

Low Carbon Initiatives

Beike integrates green development principles into the entire business chain, leveraging technological innovation and clean energy to support the transition toward a low-carbon future. One key initiative is energy conservation at stores. In 2024, Beike established the “Lianjia Green Store Standard,” covering eco-friendly renovations, material recycling, and smart energy control systems for brokerage stores.

The Company’s 2024 ESG Report is available in both English and Chinese. To support environmental conservation, it is strongly recommended to use the electronic version, accessible on the Company’s investor relations website at https://investors.ke.com/governance/sustainability.

About KE Holdings Inc.

KE Holdings Inc. is a leading integrated online and offline platform for housing transactions and services. The Company is a pioneer in building infrastructure and standards to reinvent how service providers and customers efficiently navigate and complete housing transactions and services in China, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and other services. The Company owns and operates Lianjia, China’s leading real estate brokerage brand and an integral part of its Beike platform. With more than 23 years of operating experience through Lianjia since its inception in 2001, the Company believes the success and proven track record of Lianjia pave the way for it to build its infrastructure and standards and drive the rapid and sustainable growth of Beike.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Beike may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about KE Holdings Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Beike’s goals and strategies; Beike’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; Beike’s ability to empower services and facilitate transactions on Beike platform; competition in the industry in which Beike operates; relevant government policies and regulations relating to the industry; Beike’s ability to protect the Company’s systems and infrastructures from cyber-attacks; Beike’s dependence on the integrity of brokerage brands, stores and agents on the Company’s platform; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in KE Holdings Inc.’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and KE Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please visit: https://investors.ke.com.

For investor and media inquiries, please contact:

In China:

KE Holdings Inc.

Investor Relations

Siting Li

E-mail: ir@ke.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

E-mail: ke@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ke@tpg-ir.com